SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                                 OSTEOTECH, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                       13-3357370
     (State of incorporation                            (I.R.S. Employer
        or organization)                                Identification No.)


          51 James Way
          Eatontown, NJ                                      07724
(Address of principal executive offices)                   (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [_]


Securities to be registered pursuant to Section 12(g) of the Act:

      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered

 Preferred Share Purchase Rights                           NASDAQ





Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of class)

Item 1.   Description of Registrant's Securities to be Registered.

     As of March 25, 1999, the Board of Directors of Osteotech Inc. (the "Company") approved the execution of Amendment No. 1 (the "Amendment") to the Rights Agreement, dated as of January 25, 1996, between the Company and Registrar and Transfer Company, as Rights Agent (as amended, the "Rights Agreement"). The Amendment (a) extends the Final Expiration Date (as hereinafter defined) for the exercise of the Rights (as hereinafter defined) from February 12, 2006 to March 31, 2009, (b) increases the Purchase Price (as hereinafter defined) for the exercise of the Rights from $35 per one one- hundreth of a Preferred Share, subject to adjustment, to $170 per one one-hundreth of a Preferred Share, subject to adjustment and (c) provides for the amendment of the Rights Agreement in the legend contained in the Form of Certificate for Common Shares (as hereinafter defined). A summary of the Rights and the Rights Agreement, as amended pursuant to the Amendment, follows. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Rights Agreement.

     On January 25, 1996, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a " Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was payable on February 12, 1996 (the "Record Date") to the stockholders of record on that date. Upon the occurrence of certain events, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series E Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $170.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, with respect to any of the Common Share certificates outstanding as of the Record Date, the Rights will be evidenced by a Common Share certificate together with a copy of the Summary of Rights attached thereto and no separate Rights Certificates (as hereinafter defined) will be distributed. With respect to Common Share certificates issued after the Record Date, the Rights will be evidenced by a legend affixed to each such certificate incorporating the Rights Agreement by reference.

     The Rights are not exercisable and are not freely tradable separate from the Common Shares until the occurrence of a Distribution Date ("Distribution Date"). A Distribution Date occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Shares ("Acquiring Person") or (ii) 10 business days (or some later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in the beneficial ownership of 20% or more of the outstanding Common Shares or where Continuing Directors deem certain events have constituted an Adverse Change of Control (as herein more fully described).

     The Rights Agreement provides that, until the Distribution Date (or an earlier redemption or expiration of the Rights), the Rights will only be transferred with the Common Shares, however, the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without a legend or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following a Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Such Rights, however, will be null and void as to any Acquiring Person.


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


     The Rights will expire on March 31, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights, are subject to customary adjustments from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in such Purchase Price. The Company shall not be required to issue fractional Rights and in lieu thereof, an adjustment in cash will be made based on the current market value of the Rights.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provisions shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which are void), will thereafter have the right to receive, upon exercise of the Right, that number of Common Shares having a market value of two times the exercise price of the Right.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right, or in circumstances such as where the Right cannot be exercised for stock or the assets of the Company have been distributed, an amount of cash equal to the value of such Rights shall be paid.


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


     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") provided, however, if the authorization to redeem the Rights occurs on or after the date of a change in a majority of the Board of Directors of the Company as a result of proxy or consent solicitations and a person who was a participant in such solicitations has stated that such person (or any of its affiliates or associates) has taken, intends to take or may consider taking actions that would result in such person becoming an Acquiring Person (the existence of these circumstances being an "Adverse Change of Control"), then the redemption of the Rights will require the approval of a majority of the Continuing Directors. "Continuing Director" means (i) any member of the Board of Directors of the Company who is not an Acquiring Person, (or a representative, affiliate or associate of an Acquiring Person), and was a member of the Board prior to the Record Date, or (ii) any person who subsequently becomes a member of the Board who is not an Acquiring Person (or a representative, affiliate or associate of an Acquiring Person), if such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above regarding percentage ownership whereby any person or group of affiliated or associated persons becomes an Acquiring Person, provided, however, from and after such time as any Person becomes an Acquiring Person, no amendment may be made which would adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     This summary description of Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, dated as of February 1, 1996, and the Amendment, dated as of March 25, 1999, between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as Exhibits, the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares), filed as Exhibits hereto and incorporated herein by reference. The forgoing description of the Rights is qualified by reference to such Exhibits.


Item 2. Exhibits.

     1. Rights Agreement, dated as of February 1, 1996, between the Company and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit B thereto the form of Right Certificate (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed February 2, 1996).

     2. Amendment No. 1, dated as of March 25, 1999, to the Rights Agreement, dated as of February 1, 1996 between the Company and Registrar and Transfer Company, as Rights Agent.


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


                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               OSTEOTECH, INC.
Date: July __, 1999

                                               By  /s/_______________________

                                                 Executive Vice President and
                                                  Chief Financial Officer


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


                                  EXHIBIT INDEX


Exhibit       Description of Exhibit                                    Page
Number

     1

              Rights Agreement, dated as of February 1, 1996, between the Company and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit B thereto the form of Right Certificate (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed February 2, 1996).

     2

              Amendment No. 1, dated as of March 25, 1999, to the Rights Agreement, dated as of February 1, 1996 between the Company and Registrar and Transfer
              Company, as Rights Agent.



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